# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNIVERSAL STAINLESS & ALLOY PRODUCTS INC, CIK 0000931584
CUSIP: 913837100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 Mayer Street, Bridgeville, Pennsylvania (PA), 15017
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-23-018548
Filed by CIK 0001140753

## Reporting persons
- Aegis Financial Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott L. Barbee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
Address of issuer's principal executive offices: 600 Mayer Street Bridgeville, PA, 15017

## Item 2. Person Filing
Name of person filing:
(i) Aegis Financial Corporation ("AFC")
(ii) Scott L. Barbee ("Barbee")
Address of principal business office or, if none, residence: 6862 Elm Street, Suite 830, McLean, Virginia 22101
Citizenship:
(i) AFC: Delaware
(ii) Barbee: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aegis Financial Corporation: /s/ Justin P. Harrison, Justin P. Harrison / Chief Operating Officer (05/02/2025)
- Scott L. Barbee: /s/ Scott L. Barbee, Scott L. Barbee (05/02/2025)
Comment: JOINT FILING AGREEMENT AMONG AEGIS FINANCIAL CORPORATION, AND SCOTT L. BARBEE

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Aegis Financial Corporation, AND SCOTT L. BARBEE hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.